August 2, 2005

By Facsimile and U.S. Mail

Adam J. Agron
Brownstein Hyatt & Farber, P.C.
410 Seventeenth Street, 22nd Floor
Denver, CO 80202

	Re:	Advanced Nutraceuticals, Inc.
		Schedule TO-I
		Filed July 26, 2005

Dear Mr. Agron:

	We have the following comments on the above-referenced filing:

Offer to Purchase
Forward-Looking Statements
1. We note that ANI incorporates the risks factors from its most recent Form 10-K into this document. Please revise the Schedule TO-I to include the Form 10-K as an exhibit and confirm that you have included all material risk factors in this document. See General Instruction F of Schedule TO.
Section 4.  Withdrawal Rights, page 11
2. Revise this section to disclose the withdrawal rights provided in
Rule 13e-4(f)(2)(ii).

Section 7.  Conditions of the Tender Offer, page 14
3. Refer to the disclosure at the top of page 14, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
4.
Several paragraphs condition the offer on whether the contemplated future conduct or prospects of the company or its subsidiaries are materially impaired. Please revise to specify or generally describe the prospects and contemplated future conduct so that security holders will have the ability to objectively determine whether the conditions have been triggered.
5. Please refer to the last paragraph of this section. It appears that the offer is subject to a financing condition. If so, please revise this paragraph to clarify. In addition, please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business days after the financing condition has been waived or satisfied. Please confirm your understanding.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Adam J. Agron
August 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE